UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of January 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Leasing Real Estate Properties to Subsidiaries

	1. Name of lessee (major shareholder)	KT Freetel Co., Ltd. (“KTF”)

	- Relationship with company	Subsidiaries

2. Details of lease

	- Date of lease	February 12, 2005

	- Real estate leased	Building

	- Location of real estate	3 locations in Kyonggi province and Seoul

- Terms	Lease period	February 12, 2005 to February 11, 2005

	Total lease amount	Won 17,793,869,300 (including deposit and lease payment)

	3. Decision date (date of board resolution)	February 11, 2005

	4. Applicability of Fair Trade Act	No

	1. Name of lessee (major shareholder)	KT Powertel Co., Ltd. (“KTP”)

	- Relationship with company	Subsidiaries

2. Details of lease

	- Date of lease	January 20, 2005

	- Real estate leased	Building

	- Location of real estate	Pusan

- Terms	Lease period	January 20, 2005 to December 31, 2005

	Total lease amount	Won 60,926,000 (including deposit and lease payment)

	3. Decision date (date of board resolution)	January 20, 2005

	4. Applicability of Fair Trade Act	No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director